Exhibit 1

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[LOGO]

Rinker Group Limited

Presentation to analysts
for the
year ended 31 March 2005

Welcome to our briefing today on the results for Rinker Group Limited (Rinker) for the year ended 31 March 2005.

A particular welcome to our audience listening in via webcast or by telephone. And thank you to our audience here this morning for coming in at such an early hour.

We wanted to allow our US audience to take part in the presentation at the same time as the Australian market. This is preferable to holding a conference call for US investors on the day after the results are released.

Today I will present Rinker’s annual and fourth quarter results – if you are on webcast you can follow the slide show. After the presentation we will take questions.

If you are an analyst or fund manager calling in by ‘phone, you will also have an opportunity for questions.

Forward-looking statements

This presentation contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

[LOGO]

Before commencing, I would like to introduce the Rinker group management team here today –

Tom Burmeister, our CFO,

Sharon DeHayes, Chief Executive of the Australian subsidiary Readymix

Peter Abraham, our general counsel & company secretary,

Dave Berger, Vice President Strategy & Development,

Ira Fialkow, Vice President Shared Services, and

Debra Stirling, Vice President, Corporate Affairs & Investor Relations.

Important notes

A$ and US$ accounts

Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix Holdings in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker performance and value.

Use of Non-GAAP Information

Rinker believes that its business should be assessed using a variety of measures.  All measures used in this presentation are based on financial information prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP).  However, certain financial information used in this presentation is not separately defined in GAAP.  The US Securities and Exchange Commission (SEC) requires that any such non-GAAP financial information included in this presentation be reconciled to GAAP financial information.  Accordingly, footnotes reconciling such non-GAAP financial information have been included at the end of this presentation.

Use of pro-forma results prior to the year ended 31 March 2004

The results of the Rinker group prior to the year ended 31 March 2004 (YEM04), did not reflect the businesses that comprised the Rinker group on demerger from CSR Limited in accordance with an order of the Federal Court on 28 March 2003. Accordingly, unaudited pro forma financial information has been prepared for YEM03 and prior.

As many of you know, although we currently report the Rinker results in both US$ and in A$, with over 80% of our profits generated in US$, we believe that the US currency is the most appropriate way of judging Rinker’s performance.

Many investors and analysts are now using US$ in their earnings models.

Under the new international accounting standards IFRS, we will be reporting only in US$. This will apply to our earnings beginning this year – YEM06.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

The agenda today is in four parts, beginning with the financials …

Net profit up 46% and earnings per share
up 47% in US$ (1)……final dividend up 75%

Year ended March 05

	US$m		change		A$m		change
Revenue	4,312		+16%		5,843		+9%
EBIT (2)	707		+43%		957		+34%
EBITDA (3)	957		+32%		1,296		+23%
Net profit (PAT) (4)	433		+46%		585		+37%
Free cash flow (5)	417		-6%		568		-8%
ROFE (6)	24.3%		+7.2	pp	25.4%		+6.7	pp
ROE (7)	16.6%		+3.6	pp	17.3%		+3.1	pp
ROE (7) Pre amortisation of goodwill	18.5%		+3.3	pp	19.3%		+2.7	pp
EPS (8)	45.9	c	+47%		62.1	c	+37%
EPS (8) Pre amortisation of goodwill	51.2	c	+40%		69.3	c	+31%
Final dividend 60% franked					14	c	+75%

•                  Weighted avge A$ exchange rate = 73.9 US cents in YEM05 vs 68.9 in YEM04

In US dollars, net profit rose 46% and earnings per share rose 47%. Trading revenue was up 16% and EBIT up 43%. EBITDA rose 32%.

Free cash flow was down slightly to US$417 million. This was mainly due to volume-driven increases in working capital and some one-off positives in the previous year, such as tax refunds. Rinker’s ability to generate cash is one of its great strengths.

Return on funds employed was up strongly — to 24.3% from 17.1%.

Return on equity, pre amortisation of goodwill, was 18.5%, from 15.2% in YEM04. Improving ROE is a key objective, and we are pleased with the results so far.

We lifted the final dividend substantially, to 14 Australian cents per ordinary share. That’s up 75%. Total dividend for the year is 21 cents — up 50%. The final dividend is 60% franked, while the interim was 100% franked.

This represents a change in our dividend policy. We are now targeting a 35% dividend payout compared with the 20-30% we indicated at demerger. The higher payout allows us to retain parity with our peers, and we believe it remains an appropriate level for a growth company.

EBITDA performance by segment shows both Rinker Materials
and Readymix continue to grow strongly

Year ended March 05

	US$m	change	A$m	change
Aggregates	246	+19%
Cement	131	+12%
Concrete, block & asphalt	258	+51%
Concrete pipe & products	112	+32%
Other	33	N/a
Rinker Materials	780	+32%	1,056	+24%
Readymix	188	+29%	256	+22%
Corporate costs	-12		-15
Total EBITDA	957	+32%	1,296	+23%

•                  For definition of terms, refer to notes section at rear

•                  Numbers may not add due to rounding

The US subsidiary Rinker Materials Corporation increased EBITDA 32% to US$780 million. Almost all of the growth came from the base business.

Costs rose substantially during the year e.g. steel and ocean freight up around 50%.

Despite that, all of the US business segments delivered higher profits, margins and return on funds employed.

Concrete, block and asphalt performed particularly well – up 51% — due to higher prices and volumes, and operational improvement cost savings. New greenfields plants also contributed.

Markets in Florida and Arizona were very strong, with volumes and prices both higher.

Concrete pipe performed well — with EBITDA up 32%. Higher volumes and significant productivity gains, plus higher prices, offset steep increases in steel and cement input costs.

Readymix in Australia delivered another good result, with EBITDA up 22% in A$. Construction activity in Australia rose 4% during the year, lifting volumes, while prices rose in all products.

Fourth quarter (of YEM05 year) results show strong growth

Qtr ended March 2005

	US$m		change pcp	A$m		change pcp

Revenue	1,084		+16%	1,396		+14%
EBITDA (9)	260		+50%	335		+47%
Depreciation	46		+9%	59		+5%
Amortisation	17		-7%	22		-8%
EBIT	197		+75%	254		+71%
PAT	130		+79%	168		+76%
EPS (10)	13.9	c	+81%	17.8	c	+76%
EPS (10) Pre amortisation of goodwill	15.2	c	+67%	19.5	c	+64%
Free cash flow (11)	107		-12%	137		-12%

•                  For definition of terms, refer to notes section at rear

Looking at the fourth quarter results, Rinker continued to grow strongly, with revenue up 16%. EBITDA rose 50% and EBIT, 75%.

Net profit was up 79% while EPS - pre-amortisation of goodwill – rose 67%.

This result reflects a few things:

•                  strong demand – particularly in Florida

•                  A US$13 million improvement in the concrete pipe business, and

•                  The US$8 million profit from the sale of the polypipe business in February

All business segments improve further in fourth quarter

Qtr ended March 05

	US$m	change pcp	A$m	change pcp
Aggregates	59	+30%
Cement	34	+18%
Concrete, block & asphalt	82	+63%
Concrete pipe & products	24	+124%
Other	22
Rinker Materials	220	+57%	283	+54%
Readymix	45	+22%	57	+20%
Corporate costs	-4		-5
Total EBITDA	260	+50%	335	+47%

Still on the fourth quarter…..In the US, Rinker Materials EBITDA rose 57%. All products showed double digit price increases compared with the previous December quarter.

Volumes were up strongly in concrete and block but only marginally in other products — except asphalt, where volumes fell 25 per cent due largely to wet weather in our western states.

Costs continued to rise sharply.

In Australia, Readymix EBITDA was up 20% in A$. Volumes were up slightly in aggregate and concrete, and down in pipe. Prices were up in all products, including concrete up around 5%.

Most products showed price and volume gains

Year ended March 05

[CHART]

Back on the full year again, this slide shows that all our products showed price gains.

The news release provides a lot of detail so I won’t repeat it here.

Overall, we have been able to offset substantial cost increases with higher prices, while higher volumes have helped our own internal costs.

Return on funds employed moves higher

Return on funds employed

%

Year ended March 05

[CHART]

•                  Return on funds employed improved significantly to 24.3% in US$.

•                  In US$, ROFE has increased almost 10 percentage points since YEM02.

•                  This demonstrates our efforts to lift returns from every dollar of funds employed and to increase economic profit in every part of the business.

Return on funds employed improved in every
business segment across the group

Year ended March 05

	YEM05	YEM04
Aggregates	22.0%	17.4%
Cement	32.3%	27.0%
Concrete, block & asphalt	29.0%	19.1%
Concrete pipe & products	23.3%	15.2%
Rinker Materials (US$)	26.7%	17.9%
Readymix (A$)	19.9%	17.1%
Rinker Group Limited (US$)	24.3%	17.1%

ROFE improved strongly in every business segment.

Having divested our non-core businesses – prestress and polypipe – in recent months, we are happy with our business portfolio. All segments and businesses are earning above their cost of capital.

Return on equity (pre-goodwill) up to 18.5%

Year ended March 05

Return on equity %

US$	A$
[CHART]	[CHART]

* pre amortisation of goodwill

•                  Return on equity improved to 16.6% in US$.

•                  Excluding goodwill amortisation – which puts us on the same basis as most of our peers – ROE is 18.5%, up from 15.2%.

•                  This compares well with our peer group, as you will see from a later slide.

Strong balance sheet supports capital management initiatives

Year ended March 05

Gearing/leverage % (13)

net debt(12)/ net debt plus equity	net debt / equity
[CHART]	[CHART]

Net debt was US$280 million at 31 March, from US$601 million a year earlier.

Gearing or leverage – that is, net debt to net debt plus equity – is 9.7%, down from 20.9%.

Rinker is in a strong financial position with plenty of flexibility for acquisition funding and capital management.

We have today announced a further on-market buyback of up to 10% of issued shares.

As with our previous buyback, which ends on May 27, it is subject to growth opportunities.

Our priority is value-adding acquisitions and we are working hard to find suitable targets and get them to fruition. However, the timing is always unpredictable.

In the meantime, we have made significant investments in organic growth, our increased returns have prompted a substantial increase in the dividend, we are buying back shares and our remaining debt is being repaid.

Impact of A-IFRS international accounting standards…
Primarily goodwill amortisation and use of US$ accounts

YEM05

[CHART]

Balance sheet impact at 31 March 2005

		A-IFRS	A-IFRS
US$m	Reported	transition	basis
Total assets	4,460	100	4,560
Total liabilities	1,840	120	1,960
Equity	2,620	(20)	2,600

•                  Reporting moves to A-IFRS from 1 April 2005

•                  YEM05 will be restated to a comparable basis

•                  All amounts are preliminary and unaudited

•                  This is not a final or exhaustive summary

•                  Today’s best estimate of ongoing impacts

•                  Presentation currency is US$

•                  No amortization of goodwill 16

•                  No impact on cashflow

•                  Taxation

•                  Other impact areas

•                  superannuation

•                  restoration & rehabilitation provisions

•                  Transitional adjustments – principally impacting balance sheet

We wanted to give you some information about the impact of the new International Financial Reporting Standards (A-IFRS) from the 1st of April 2005. At this stage, any data we provide is preliminary and unaudited.

The first set of accounts under A-IFRS will be our half year ended 30th of September this year, but our quarterly trading updates will be on the same basis.

Our reporting currency will be the US$, and we will no longer provide full sets of accounts in both US and Australian dollars.

There will be no ongoing amortisation of goodwill, which in YEM05 totalled US$56 million. We will however operate under a revised impairment of assets rule. This puts us on a level playing field with our US peers.

For your models, our effective tax rate will fall – most likely on an ongoing basis.  This is because when the US$56 million in goodwill amortisation is added back to profit before tax, estimated tax on this additional amount is only around US$5 million. So instead of using the actual 35% effective tax rate in YEM05, we would suggest 34%.

Our annual report will be issued in the week beginning 23 May and outlines these impacts in Note 39 to the Accounts.

Tom will be able to help you if you need more detail.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Now to the business performance……..

[LOGO]

………….beginning with Rinker Materials in the US.

[LOGO]	Rinker Materials Corporation
EBITDA up 32%, margin up to 23.5%

US$m YEM	05	04
Revenue	3,321	2,868	+16%
EBIT	578	392	+48%
EBITDA	780	591	+32%
Funds Empl	2,162	2,186	-1%

EBITDA/Sales %	ROFE %
[CHART]	[CHART]

Rinker Materials sales were up 16% for the year. EBITDA and EBIT were both up strongly – with increases of 32% and 48% respectively.

ROFE is up again and the highest it has ever been in the US operations. Similarly with margins.

Overall, we think the result demonstrates the strong markets where we are located, and the strength of our positions within those markets.

Florida and Arizona were the big drivers – accounting for 52% and 16% respectively of US sales last year.

Strategically, we have always aimed to be number one or number two in our markets, and I think that has helped us deliver value for our shareholders.

Despite some very hefty cost increases during the year, we were able to offset them – both through operational improvement cost savings and with higher prices.

Cost savings in Rinker Materials during the year were US$39 million, and we continue to find numerous ways across the group to lift productivity. Our emphasis on internal and external benchmarking plays a big part in this.

Aggregates

[CHART]

[CHART]

•                  Aggregates sales up 13%, EBITDA up 19%

•                  ROFE 22.0% from 17.4%

•                  Strong performance from Florida and Arizona operations

•                  Aggregate prices up on average over 8%, volumes up slightly

•                  Capacity upgrades in Florida to boost volume

•                  These next few slides show the strong positive trend in each segment of the Rinker Materials over the past four years for EBIT, EBITDA, EBITDA margin, and ROFE.

•                  For aggregates the trend has been consistent improvement, while integrating major acquisitions such as the US$540 million Arizonabased business in September 2002 – our largest acquisition to date.

•                  Last year, the result was again underpinned by a strong performance in Florida and Arizona. We also saw the beginnings of an improvement in Georgia, Northern California, Tennessee/Kentucky and Washington state – helped by an emerging pickup in their regional economies.

•                  Aggregate prices were up 8% on average, while volumes rose slightly. In Florida, volumes were up 3% as the industry operated close to capacity to meet the strong demand.

•                                          We took steps to lift output, including construction of a new crushing facility at the SCL quarry in Miami, and a new dragline is being installed at the nearby FEC quarry.

Cement

[CHART]

[CHART]

•                  Cement sales up 12%, EBITDA up 12%

•                  ROFE 32.3% from 27.0%

•                  Tight supply conditions in Florida as higher construction activity lifted demand

•                  Prices rose US$9 a ton as costs increased

•                  Volumes down slightly on lower imports

•                  For cement, ROFE improved further as ongoing work to lift productivity and higher prices helped offset increased costs.

•                  Ocean freight per ton was up over 50%, imported cement costs rose and we are facing further significant increases in those costs, as well as electricity, coal and diesel

•                  Prices rose US$9 a ton last year and further increases will be needed to offset the higher costs

•                  Much work is being done to lift the productivity of our Miami and Brooksville mills in Florida. Miami had record output last year and cut production costs by 5%.

Concrete, block & asphalt

[CHART]

[CHART]

•                  Concrete, block & asphalt sales up 20%, EBITDA up 51%

•                  ROFE 29.0%, up from 19.1%

•                  Concrete and block double digit price increases. Volumes up 6% & 13% respectively.

•                  Strong residential activity in Florida, Arizona

•                  Asphalt volumes lower, prices up

•                  Concrete and block volumes benefited from strong residential activity in Florida and Arizona

•                  Several small acquisitions also helped, including seven concrete plants in the Florida Panhandle.

•                  Two new concrete plants and two new block operations in Florida also added to volumes.

•                  Concrete volumes rose on average 6%; while block volumes were up 13%. Double digit price increases were implemented for both products.

•                  Asphalt volumes were lower – mainly due to extensive rainfall in our western states – but prices rose slightly.

Concrete pipe

[CHART]

[CHART]

•                  Concrete pipe sales up 12%, EBITDA up 32%

•                  ROFE 23.3%, up from 15.2%

•                  Substantial operational improvement savings

•                  Higher volumes also helped offset cost increases

•                  US$7m invested in plant upgrades

•                  Concrete pipe improved sharply with EBIT up 54% as operational improvement savings and higher volumes helped offset cost increases

•                  Steel costs for example increased around 50% during the year. Cement also rose significantly across the US, with several increases over the 12 months. .

•                  Average prices were also higher

•                  Around US$7 million was invested in plant upgrades and modernisations including Las Vegas, Nevada and Davenport, Iowa

[LOGO]

Now we come to the Australian subsidiary, Readymix.

Readymix

EBITDA up 22%; margin up to 19%

A$m YEM	05	04
Revenue	1,341	1,201	+12%
EBIT	191	158	+21%
EBITDA	256	209	+22%
Funds Empl	959	927	+3%

EBITDA/Sales %	ROFE %

[CHART]	[CHART]

•                  Readymix delivered another strong performance with sales up 12% and EBITDA up 22%.

•                  Return on funds employed was 19.9% from 17.1% in the prior year and less than 8% three years ago

•                  Operational improvement savings were A$13 million, with a concerted effort again coming from the Humes concrete pipe and products business

•                  Average concrete prices were up almost 5%, and aggregates prices rose strongly

•                  The Cement Australia joint venture improved, underpinned by strong demand in Australia and the rollthrough of synergy savings from the mid-2003 merger with Hanson and Holcim

•                  Readymix’s Emoleum joint venture also performed well under new management. Significant price recovery is underway.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Now to strategy…

Rinker Group Limited

Delivering shareholder value through top quartile performance

Our mission…

Delivering shareholder value through value-adding growth & continuous improvement of the base business

Our objective…

Rinker aims to be in the top quartile of its heavy building materials industry peers re growth in revenue, EBITDA, SVA and total shareholder return.

Many of you know our mission…but it helps to be clear about where we are going.

Our mission is to deliver shareholder value by being a top quartile performer in the industry — judged by growth in revenue, EBITDA, shareholder value added –and, as a result, total shareholder returns.

Rinker group strategy

Value-adding growth and performance

•                  Value-adding growth via acquisitions and improving the base business, including greenfields investment

•                  Strengthen our position always to be the number one or two in our markets – we are currently 1 or 2 in around 90% of US markets

•                  Prefer high population growth but market position most important

•                  Acquisitions primarily in the US but also in Australia

•                  Aggregates first but integrated operations add significant value and parallel growth

•                  Aim to be lowest cost operator in our markets

•                  Continuous operational improvement program (OIP) to reduce costs – aim to offset inflation each year.  Internal and external benchmarking helps drive improvement

•                  Talented people with a high performance ethic and focus on shareholder value added

•                  A safe workplace

This slide is mainly for those of you who may not know much about Rinker…. Our strategy is focused on delivering shareholder value — both from acquisitions and by improving the base business.

The nature of the industry and our commitment to adding value means that our acquisition spend is opportunistic and timing is uncertain. Our priority is growth in the US, although we continue to look for value-adding bolt-ons in Australia.

Acquisitions in the US have been slow for us, and for the whole industry, for a couple of years now. In the meantime we are maintaining, or even improving, the rate of growth we have seen in our US business for many years – particularly since 1998.

This shows the strength of the other half of our growth strategy – improving the base business.  This includes greenfields expansion, and we have done much to extend our footprint – particularly in Florida.

Our focus is aggregates first, but we are comfortable with an integrated business – incorporating upstream cement operations, downstream concrete, and even asphalt.  Indeed, integration allows for parallel growth – that is, leveraging the profitability across the group.

The following slides demonstrate the various aspects of our strategy.

US$121 million in development capex for YEM05

(acquisitions, plant and equipment)

Acquisitions

Loven Concrete, Tennessee, US (Rinker Materials)

RMC Florida Panhandle concrete and distribution business, US (Rinker Materials)

Southwest Readymix, Oregon, US (Rinker Materials)

Acme Readymix, Florida, US (Rinker Materials)

Pahrump, Nevada, US (Rinker Materials)

Holznagel, Australia (Readymix)

Big River Concrete, Australia (Readymix)

Development capex during the year totalled US$121 million.

This included seven small bolt-on acquisitions – two in Florida and one each in Oregon, Tennessee and Nevada – plus two in Australia.

They are performing well.

Greenfields expansion (completed)

Rinker Materials, US

Block plants:   Jacksonville, Davenport (Florida)

Concrete plants:  Fort Pierce, Davenport (Florida)

Readymix, Australia

Concrete plants : Fyshwick (ACT)

Major plant upgrades:  Narangba (Queensland)

Greenfields expansion completed during the year included four new manufacturing plants or expansions in the US and one concrete plant and a major upgrade in Australia.

These new plants are a low risk, high return approach to expanding our base business in fast growing regions where we already have a strong presence.

[GRAPHIC]

This shows our new block plant at Davenport in central Florida.

We can build and commission one of these plants from scratch in a few months, using a well-established project management plan and and a standard plant and equipment template.

A plant like this does around seven million block units a year and costs US$6-8 million to build.

Advantages of organic and bolt-on growth

•                  High stand-alone returns

•                  Pull-through profits

•                  Low risk

•                  Strengthened market positions

•                  Market knowledge and existing customer base

•                  Seamless integration/synergies

•                  Proven plant format and development template

Greenfields expansion is not as exciting or as newsworthy as acquisitions, so it is easy to overlook the distinct advantages of these investments.

Economically, they have it all over large acquisitions, and they are a good length ahead of small bolt-ons –both in terms of the risks and the rewards.

We also gain the pull-through profits – internal sales of our aggregate and cement to concrete and block plants.

And because we have done so many of these now, the rollout is relatively quick and pain-free.

[LOGO]	Around 90% of Rinker Materials sales are from
markets where we are the number one or two player

[GRAPHIC]

This map shows the operating sites for Rinker Materials.

We have operations in 27 states, due to the wide geographic spread of our concrete pipe business.

But the vast bulk of our business is in the high growth states of Florida, Arizona and Nevada.

The important point however is that not only are we in the high population growth states – which means ongoing growth in construction activity – but around 90% of our sales revenue comes from markets where we are either the leading player or number two player.

The strength of our market positions helps us to be a low cost producer and to ensure sustainable margins.

Rinker group revenue and geographic split

YEM05 revenue by product	YEM05 revenue by geography

[GRAPHIC]	[GRAPHIC]

Note: Revenue includes internal and external revenue Based on US$ revenue	Note: Revenue excludes internal revenue generated by sales between Rinker group companies Based on US$ revenue

This chart shows the geographic and product makeup of Rinker.

Florida delivered 40% of Rinker’s revenue last year, while Arizona was 12% and Nevada 4%.

Just looking at the US business, Florida, Arizona and Nevada combined account for over 70% of revenue.

Aim to be the lowest cost operator….US$49m in operational
improvement cost savings aim to offset inflation

[CHART]

Cost leadership is critical and every year we aim to offset the costs of inflation with operational improvement savings.

This year we saved US$49 million – US$39 million in Rinker Materials and US$10 million in Readymix.  OIP is a key focus for Readymix chief executive Sharon DeHayes, and I expect that number to increase next year.

We were not able to fully offset the big cost increases during the year – in steel, ocean freight, diesel and so on.  But we were able to do that with price increases.

Net profit per employee(14)

Grown from US$13,200 to US$32,600 over five years

[CHART]

Finally, on strategy, one of the key elements is implementing our high performance culture across the group.

One of the ways to look at the impact of this is a measure like profit per employee, which has moved from US$13,200 to US$32,600 per employee over the past five years – up almost 150%.

[LOGO]	Rinker Materials performance lift since 1998 growth from acquisitions and the base business

Sales – CAGR 13%	EBITDA – CAGR 21%

[CHART]	[CHART]

EBIT – CAGR 25%	EBITDA/Sales – CAGR 7%

[CHART]	[CHART]

We have worked hard to deliver our objective of a top quartile performance.

These charts show Rinker Materials’ performance over the past eight years.

The growth has been pretty consistent over that time.

EBITDA has shown compound annual growth of 21% on a 13% growth in sales….while EBIT has grown 25% per annum.

Margins have also improved strongly.

Rinker Group Limited performance and growth since 2001*

Sales up 15% p.a. compound; EBIT up 23% p.a. compound

Sales – CAGR 15%	EBITDA – CAGR 19%

[CHART]	[CHART]

EBIT – CAGR 23%	EBITDA/Sales – CAGR 4%

[CHART]	[CHART]

These charts show the performance of the group as a whole over the past five years – including proforma data prepared for the demerger in 2003.

It tells a similar story….EBITDA has shown compound annual growth of 19% on a 15% growth in sales….while EBIT has grown 23% per annum and margins have improved.

[LOGO]	Return on funds employed (ROFE) Growth over 5 years for Rinker Materials and Rinker

Rinker Materials	Rinker Group Limited

[CHART]	[CHART]

All data is US$ and YEM – year end March

I said earlier that Return on Funds Employed enabled you to see how hard we are working the assets and the funds invested in the business.

You can see the improvement.

Revenue & EBITDA compound annual growth over 5 years

In top quartile of global heavy building materials sector

Revenue	EBITDA

[CHART]	[CHART]

Source: Bloomberg and Rinker research. Based on last reported financial year end up to March 2005

This is part of the benchmarking we do constantly.  It shows two of the key measures we have in our mission statement – revenue and EBITDA growth.

Rinker’s performance – the red bars – shows we are achieving our objective of top quartile performance.

Rinker return on equity (ROE) pre amortisation of
goodwill vs global peers

[CHART]

Source: Bloomberg, company accounts and Rinker Research. Excludes amortisation of goodwill.

Based on 12 months to Dec 04, except Boral (Jun 04), Florida Rock (Sept 04), & Rinker (Mar 05)

This chart shows some further benchmarking…. Return on Equity versus our global peers.

Rinker versus US peers…

Strong performance over past five years (CAGR)

Revenue	EPS

[CHART]	[CHART]

Notes

1.               Percentages represent CAGR over past 5 financial year-ends to YES04 for Florida Rock, YED04 for Vulcan & Martin Marietta, and YEM05 for Rinker

2.               Source: Company Accounts & Bloomberg. Based on continuing operations

This slide shows Rinker’s performance against our closest peers – that is, the US heavy building materials companies Vulcan, Martin Marietta and Florida Rock.

Measured on growth in revenue and earnings per share over the past five years, you can see that Rinker’s performance is strong.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Now to the outlook….

Positive outlook for US construction industry

Non-residential to turn up strongly from 2005

[CHART]

House starts (year ending December)

	2005	2006	2007
NAHB	- 5.7%	- 6.1%	- 12.1%
PCA	- 4.1%	- 5.5	- 3.4%

Source:   $ forecast is PCA Spring (April) 05. Put in Place activity forecast (constant 1996$)

House starts – Portland Cement Ass’n Spring (Apr) 05 forecast; NAHB is Oct 04 forecast

Forecasts for US construction activity are positive for the next two calendar years.

We have shown the Portland Cement Association forecast — which says non-residential or commercial activity should pick up strongly from this year.

We are seeing evidence of this in our markets, particularly Florida, Arizona and Nevada.

Residential construction is expected to fall off slightly, with further falls out to 2007.

The slide also shows house start estimates from PCA & the National Association of Home Builders.

[LOGO]	Outlook positive for Infrastructure spending in YEM05 and next 6 year Federal road program

•                  Funding at record US$33.6b p.a level until 31 May 2005 as Congress finalises debate on new six year plan

•                  The House passed a US$284 billion bill; Senate passed US$318 billion but currently considering US$295 billion

•                  President’s office has issued a veto threat for legislation above US$284 billion

•                  Senate debating US$11 billion higher bill than President’s limit to test veto threat, saying he may accept a small increase

•                  Senate increase would allow for increase in guaranteed returns for donor states (currently at least 90.5% of collected taxes guaranteed to be returned)

The next six year Federal road bill is still under negotiation but the industry expects a solid increase of around 30%, which equates to a compound growth rate of around 4% per annum.

The Senate and the House both strongly support spending levels well above the previous program.

The gap between the two houses is narrow but there are other important points still to be negotiated, including increasing the returns to donor states like Florida, Arizona and Nevada – all of which contribute more to Federal road funds than they currently get back.

The current program continues to be rolled over at record levels and there is some hope that the package will be finalised before the next rollover date of 31 May.

US mortgage interest rates at historically low levels

US 30yr fixed-rate mortgages since 1974

[CHART]

Source : Freddie Mac Survey & Mortgage Bankers Association of America

This slide shows the key mortgage rate measure – the 30 year fixed rate mortgage.

Rates are edging up, but are still at historic lows.  So, while housing activity may slow, it is unlikely to fall heavily in the short term.

The latest PCA forecast is for single family house starts to be 1.52 million this year – down only 4.4% on 2004’s record level and stronger than previously forecast.

We believe that our key markets will hold up better than the US average this year.

US non-residential/commercial construction
In recovery since January 2004

[CHART]

Source : US Census Bureau

Non-residential has increased 10% since January last year, but is still well down on its peak of September 2000.

The recovery in non-residential is expected to be led by lodging and retail construction, followed by industrial and then office construction.

Non residential construction appears to be bottoming
with forecasters united in predicting a 2005 recovery

Non-residential construction - forecast year-on-year change

2005
McGraw-Hill Construction	5.0
NAHB	2.8
Global Insight	6.8
Portland Cement Association	7.1
Economy.com	2.9
FMI	3.0
Reed Business Information	8.4
CONSENSUS	5.1

Source: American Institute of Architects Jan 05.

PCA is based on Spring 05 forecast

This chart shows several different forecasts for Non-residential construction in the US – both public and private.

The forecasters are all predicting solid growth this year.

Metropolitan office market performance –
Lowest vacancy rates

		%
1	Ventura CA	9.0
2	San Diego CA MSA	9.8
3	Washington DC-MD-VA-WV	10.1
4	Orange County CA	10.4
5	Tucson AZ	11.2
6	West Palm Beach – Boca Raton FL	11.6
7	Las Vegas NV-AZ	12.5
8	Nashville TN	12.7
9	Honolulu HI	12.8
10	Orlando FL	13.3
11	Wilmington-Newark DE-MD	13.3
12	Los Angeles – Long Beach CA	13.4
13	Miami FL	13.5
14	Portland – Vancouver OR – WA	13.7
15	Fort Lauderdale FL	13.8

Source: CB Commercial

This slide shows office vacancy rates and lists the 15 locations in the US with the lowest vacancy rates.

That is, these areas are likely to see an earlier recovery in office construction.  Eight of them are in major markets for us.

Australian construction growth continues.
Economic forecasters predict further upside

[CHART]

House starts

BIS	153.9	143.2
	-5.1%	-7.0%
HIA	143.1	160.4
	-9.9%	+12.1%

Source: BIS Shrapnel (November forecast) - Value of work done

HIA house starts: April 05 forecast

Constant 2002/03 dollars

In Australia, construction activity continues to grow, despite the slowdown in housing. BIS Shrapnel forecasts total activity up strongly in our current financial year ending March 2006, and up again the year after — due to strong engineering and non residential, or commercial, activity.

Our view is that volumes will be up marginally this year.

Major construction projects in Australia

Commencing 2005 & beyond

[GRAPHIC]

Project	Location	Cost (A$m)	Start	Completion

Road
Cross city tunnel	Syd NSW	680	underway	2004/05
Westlink M7 (orbital)	Syd NSW	1520	underway	2006/07
Lane Cove tunnel	Syd NSW	935	underway	2006/07
North-West transitway	Syd NSW	524	2004/05	2007/08
Albury -Wodonga bypass	NSW	300	2004/05	2007/08
M4 toll road	Syd NSW	2285	2007/08	2011/12
F3 orbital	Syd NSW	2000	2009/10	2013/14
Mitcham -Frankston tollway	Melb Vic	1900	2004/05	2008/09
Pakenham bypass	Vic	242	2003/04	2007/08
Albury -Wodonga bypass	Vic	108	2004/05	2007/08
Calder Freeway upgrade	Vic	350	2003/04	2008/09
Geelong bypass	Vic	376	2004/05	2008/09
Pacific hway bypass -Tugun	Qld	360	2001/02	2007/08
Bruce hway widening -Caboolture	Qld	196	2004/05	2008/09
North of Caboolture upgrading	Qld	210	2004/05	2008/09
Gateway motorway upgrade	Qld	1100	2005/06	2009/10
North - South bypass Stage 1	Qld	1100	>2009
Port river expressway	Sa	85	2002/03	2005/06
Tonkin Hway	WA	145	2003/04	2006/07
Roe Hway	WA	66	2004/05	2005/06
Karratha/Tom price link rd Stage 2	WA	80	2005/06	2008/09
Penguin - Ulverstone	Tas	71	2004/05
Bradshaw training area	NT	54	2003/04	2005/06

Rail
Epping - Chatswood	NSW	1620	underway	2006/07
Clearways - Sydney metro	NSW	1034	underway	2011/12
Auslink projects	NSW	1159	2004/05	2008/09
Extension LRT to Circular Quay	NSW	200	2006/07	2007/08
Spencer St upgrade	Vic	350	2003/04	2005/06
Regional fast rail	Vic	750	2003/04	2004/05

Source : BIS Shrapnel Feb 05

•             This slide gives you a feel for the massive volume of infrastructure work underway or about to come on stream in Australia.

•             We are certainly getting our share of this work and expect that to continue.

In summary… Rinker results show another year of consistent growth from strong market positions and further improvement is forecast

•                  YEM05 adds another year to the solid and sustained performance record over several years, incorporating US$1.7 billion in acquisitions and strong organic growth

•                  Base business producing high level of revenue, profit growth

•                  Benchmarking shows Rinker performing well vs peers

•                  Balance sheet strength positions Rinker well for value-adding growth from acquisitions and capital management initiatives

•                  Construction outlook in US and Australia remains positive for the year ending March 2006 (YEM06)

•                  Further price increases expected to offset higher input costs e.g. ocean freight, power, fuel

•                  Trading EBIT in local currencies for Rinker Materials expected to increase 20-25% while Readymix should remain steady for YEM06

So, in conclusion…. these results show another year of strong and consistent growth for Rinker.

Our benchmarking shows that on many measures we perform as well as, or better than our peers – including the US peers.

Minimal debt and strong cash flows provide a solid foundation for ongoing growth and capital management initiatives, where appropriate

The base business is performing strongly — and the outlook for the current year and next remains generally positive in the US and Australia. We expect further price increases to offset higher costs.

Barring unforeseen circumstances, we now expect trading EBIT for Rinker Materials this year to be up 20-25 per cent, in US$, and steady in Australia, in A$. This includes the impact of the new accounting standards.

This is an upgrade on our earlier guidance and is due to particularly strong trading to date in the first quarter — and the high likelihood now that July price increases in Florida will be implemented successfully.

Thank you.

[LOGO]

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

That concludes the formal part of today’s briefing. We will now move to question time. Because we have analysts and fund managers participating by phone as well as the audience in the room, we will need to alternate between both groups.

So that everyone gets to hear your questions, would you please ensure you wait for the microphone, and then announce your name and organisation before commencing your question. Please speak loudly and clearly.

When we move to a question from a phone participant, the conference call operator will introduce the questioner.

I will now take the first question from the floor.

Notes

1                    Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix Holdings Pty Ltd in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency and are presented as such in this presentation.

2                    EBIT represents Profit on ordinary activities before finance and income tax.

3             EBITDA represents EBIT before Depreciation and Amortisation (DA):

Segment	EBITDA 2005	DA 2005	EBIT 2005	EBITDA 2004	DA 2004	EBIT 2004
Year ended 31 March
Rinker Materials
Aggregate (US$m)	246.3	74.2	172.1	207.7	69.5	138.2
Cement (US$m)	130.7	21.7	109.0	116.9	21.4	95.5
Concrete, block, asphalt (US$m)	258.1	60.9	197.2	170.5	54.1	116.4
Concrete pipe and products (US$m)	112.3	30.8	81.5	85.1	32.0	53.1
Other (US$m)	33.1	14.8	18.3	10.4	21.8	(11.4)
Total Rinker Materials (US$m)	780.5	202.4	578.1	590.6	198.8	391.8
Readymix (US$m)	188.2	47.8	140.4	145.5	35.4	110.1
Corporate (US$m)	(11.5)	0.3	(11.8)	(9.2)	—	(9.2)
Total Rinker (US$m)	957.2	250.5	706.7	726.9	234.2	492.7

Total Rinker Materials (A$m)	1,056.0	274.1	781.9	854.2	286.2	568.0
Readymix (A$m)	255.7	64.6	191.1	209.0	50.7	158.3
Corporate (A$m)	(15.5)	0.4	(15.9)	(13.0)	—	(13.0)
Total Rinker (A$m)	1,296.2	339.1	957.1	1,050.2	336.9	713.3

4             Profit After tax (PAT) represents Net Profit attributable to members of Rinker Group Limited.

5             Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Twelve months ended 31 March	2005	2004	2005	2004
Operating profit before finance and tax	706.7	492.7	957.1	713.3
Depreciation and amortisation	250.5	234.2	339.1	336.9
Net income tax (paid)	(230.6)	(117.7)	(299.1)	(155.3)
Change in working capital	(86.9)	(18.0)	(124.6)	(42.8)
Loss on asset sales	1.1	10.1	1.4	13.8
Interest received	18.1	10.7	24.2	15.0
Other	0.5	48.6	(1.6)	66.1
Net Cash from operating activities	659.4	660.6	896.5	947.0
Operating capital expenditure	(193.3)	(166.4)	(261.3)	(257.5)
Interest paid	(49.2)	(53.0)	(66.8)	(75.0)
Free Cash Flow	416.9	441.2	568.4	614.5

Capital expenditure summary:
Operating capital expenditure	(193.3)	(166.4)	(261.3)	(257.5)
Development capital expenditure	(87.8)	(58.0)	(118.8)	(82.7)
Total purchase of property plant and equipment	(281.1)	(224.4)	(380.1)	(340.2)
Purchase of businesses	(33.2)	(36.0)	(45.1)	(49.2)
Total capital expenditure	(314.3)	(260.4)	(425.2)	(389.4)

6            Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

US$ million Year ended 31 March	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	172.1	783.0	22.0%	138.2	796.0	17.4%
Cement	109.0	337.3	32.3%	95.5	354.1	27.0%
Concrete, block, asphalt	197.2	679.1	29.0%	116.4	608.3	19.1%
Concrete pipe and products	81.5	349.0	23.3%	53.1	348.1	15.2%
Other	18.3	13.3	n/a	(11.4)	79.8	n/a
Total Rinker Materials	578.1	2,161.7	26.7%	391.8	2,186.3	17.9%
Readymix	140.4	739.5	19.0%	110.1	699.9	15.7%
Corporate	(11.8)	5.7	n/a	(9.2)	1.6	n/a
Consolidated Rinker group	706.7	2,906.9	24.3%	492.7	2,887.8	17.1%

A$ million Year ended 31 March	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	233.7	1,015.1	23.0%	200.9	1,054.0	19.1%
Cement	147.1	437.4	33.6%	137.6	468.9	29.3%
Concrete, block, asphalt	265.3	880.4	30.1%	166.9	805.5	20.7%
Concrete pipe and products	111.3	452.6	24.6%	78.6	460.9	17.1%
Other	24.5	17.2	n/a	(16.0)	105.5	n/a
Total Rinker Materials	781.9	2,802.7	27.9%	568.0	2,894.8	19.6%
Readymix	191.1	958.7	19.9%	158.3	926.9	17.1%
Corporate	(15.9)	7.4	n/a	(13.0)	2.1	n/a
Consolidated Rinker group	957.1	3,768.8	25.4%	713.3	3,823.8	18.7%

7          Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net Profit attributable to members of Rinker Group Limited.

	US$ million		A$ million
Year ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Equity attributable to members of Rinker Group Limited	2,612.5	2,275.7	3,387.1	3,013.3
ROE	16.6%	13.0%	17.3%	14.2%
Goodwill amortisation (after tax)	49.8	50.8	67.5	73.2
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	482.4	346.4	652.7	500.0
ROE pre-amortisation of goodwill	18.5%	15.2%	19.3%	16.6%

8            Reconciliation of Earnings per share for the twelve months ended 31 March 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Twelve months ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Weighted average number of shares outstanding (million)	942.1	944.9	942.1	944.9
Earnings per share (cents)	45.9	31.3	62.1	45.2

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million		A$ million
Twelve months ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	432.6	295.6	585.2	426.8
Add back goodwill amortisation (after tax)	49.8	50.8	67.5	73.2
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	482.4	346.4	652.7	500.0
Weighted average number of shares outstanding (million)	942.1	944.9	942.1	944.9
Earnings per share pre-amortisation of goodwill (cents)	51.2	36.7	69.3	52.9

Earnings per ADR pre-amortisation of goodwill (1 ADR = 5 ord shares) (dollars)	2.56	1.84	3.47	2.65

9            EBITDA represents EBIT before Depreciation and Amortisation (DA):

Segment	EBITDA 2005	DA 2005	EBIT 2005	EBITDA 2004	DA 2004	EBIT 2004
Quarter ended 31 March
Rinker Materials
Aggregate (US$m)	58.9	18.9	40.0	45.4	18.3	27.1
Cement (US$m)	33.6	5.5	28.1	28.4	5.4	23.0
Concrete, block, asphalt (US$m)	82.3	16.2	66.1	50.5	13.6	36.9
Concrete pipe and products (US$m)	23.8	7.7	16.1	10.6	7.9	2.7
Other (US$m)	21.5	2.3	19.2	5.3	5.0	0.3
Total Rinker Materials (US$m)	220.0	50.5	169.5	140.3	50.4	89.9
Readymix (US$m)	44.5	12.5	32.0	36.7	10.1	26.5
Corporate (US$m)	(4.1)	—	(4.1)	(3.2)	—	(3.2)
Total Rinker (US$m)	260.4	63.0	197.5	173.7	60.5	113.2

Total Rinker Materials (A$m)	283.2	65.0	218.3	184.0	65.9	118.1
Readymix (A$m)	57.3	16.1	41.2	47.6	13.1	34.5
Corporate (A$m)	(5.3)	—	(5.3)	(4.0)	—	(4.0)
Total Rinker (A$m)	335.2	81.1	254.2	227.6	79.1	148.5

10     Reconciliation of Earnings per share for the quarter ended 31 March 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	130.4	72.8	167.7	95.3
Weighted average number of shares outstanding (million)	941.2	944.9	941.2	944.9
Earnings per share (cents)	13.9	7.7	17.8	10.1

Earnings per share pre-amortisation of goodwill per ADR (1 ADR = 5 ord shares)	69.5	38.5	89.0	50.5

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 31 March	2005	2004	2005	2004
Net profit attributable to members of Rinker Group Limited	130.4	72.8	167.7	95.3
Add back goodwill amortisation (after tax)	12.3	13.3	15.9	17.6
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	142.7	86.1	183.6	112.9
Weighted average number of shares outstanding (million)	941.2	944.9	941.2	944.9
Earnings per share pre-amortisation of goodwill (cents)	15.2	9.1	19.5	11.9

11     Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Quarter ended 31 March	2005	2004	2005	2004
Operating profit before finance and tax	197.5	113.2	254.2	148.5
Depreciation and amortisation	63.0	60.5	81.1	79.1
Net income tax (paid)	(109.1)	(71.1)	(141.1)	(93.6)
Change in working capital	18.1	35.8	23.6	48.0
(Profit)/loss on asset sales	(11.2)	8.3	(14.3)	11.0
Interest received	5.1	1.9	6.7	2.5
Other	20.6	36.7	26.3	48.2
Net Cash from operating activities	183.9	185.4	236.3	243.7
Operating capital expenditure	(57.9)	(43.1)	(74.4)	(60.4)
Interest paid	(19.2)	(20.4)	(24.7)	(26.5)
Free Cash Flow	106.8	121.9	137.3	156.8

Capital expenditure summary:
Operating capital expenditure	(57.9)	(43.1)	(74.4)	(60.4)
Development capital expenditure	(20.9)	(15.8)	(27.0)	(22.3)
Total purchase of property plant and equipment	(78.8)	(58.9)	(101.3)	(82.7)
Purchase of businesses	(12.5)	(24.9)	(16.2)	(33.5)
Total capital expenditure	(91.3)	(83.7)	(117.5)	(116.2)

12         Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ million		A$ million
As at	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Current interest-bearing liabilities	257.1	17.4	333.3	23.0
Non-current interest-bearing liabilities	610.9	912.4	792.1	1,208.2
Less: cash assets	(588.2)	(328.5)	(762.6)	(435.1)
Net debt	279.8	601.3	362.8	796.1

13     Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	US$ million		A$ million
As at	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Net debt	279.8	601.3	362.8	796.1
Equity	2,619.8	2,280.6	3,396.6	3,019.8
Gearing/leverage (net debt/ equity)	10.7%	26.4%	10.7%	26.4%
Gearing/leverage (net debt/net debt plus equity)	9.7%	20.9%	9.7%	20.9%

14     Reconciliation of Net profit per employee

Net profit per employee represents Net profit attributable to members of Rinker Group Limited divided by number of employees.

	US$ million
Year ended 31 March	2001	2002	2003	2004	2005
Profit after tax attributable to members of Rinker Group Limited	150.5	168.5	215.7	295.6	432.6
Number of employees	11,417	11,354	13,030	13,772	13,279
Net profit per employee	13.2	14.8	16.6	21.5	32.6

15     Reconciliation of Free cash as a % of Funds Employed

Free cash as a % of funds employed represents previous 12 months’ Free cash flow divided by end of period funds employed.

	US$ million		A$ million
Year ended	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Free cash flow	416.9	441.2	568.4	614.5
Funds Employed	2,906.9	2,887.8	3,768.8	3,823.8
Free cash as a % of funds employed	14.3%	15.3%	15.1%	16.1%

16     A-IFRS: YEM05 Goodwill Amortisation expense by segment

YEM05 goodwill amortization by segment

US$m
Aggregates	22.5
Cement	8.3
Concrete, block & asphalt	15.5
Concrete pipe	6.0
Other	3.4
Rinker Materials	55.7
Readymix	0.6
Rinker	56.3